
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT


05009623

July 7, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

Agency Agreement for Testamentary-Related Businesses
Between The Chuo Mitsui Trust and Banking Co., Ltd. and Nikko Cordial Securities Inc.

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.



Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

dlw 7/12

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Settlement Administration Department
Attn: Tomoko Tanaka
23-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-1056

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
T. Tanaka / Settlement Administration Department

July 1, 2005

To whom it may concern:

Name of listed company: Mitsui Trust Holdings, Inc.
Head office address: 33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No.: 8309

Agency Agreement for Testamentary-Related Businesses between The Chuo Mitsui Trust and Banking Co., Ltd. and Nikko Cordial Securities Inc.

Mitsui Trust Holdings, Inc. hereby announces that The Chuo Mitsui Trust and Banking Co., Ltd. ("Chuo Mitsui") and Nikko Cordial Securities Inc. ("Nikko Cordial") have mutually consented to make an agency agreement to cooperate in providing testamentary-related businesses. (Testamentary trust and testamentary-processing services)

1. Outline of agency service

(1) Products: Testamentary trust, testamentary-processing services

(2) Agreement date: Agency agreement is to be officially signed as soon as the legal proceedings conclude

(3) Service providing offices of Nikko Cordial:
Head office, Jiyugaoka Branch, Nagoya Branch, Nishinomiya Branch, and Private Banking Department
(Service providing offices are planned to expand in the future)

(4) Target customers: Customers of Nikko Cordial

2. Target of the agency agreement

Nikko Cordial aims to provide high quality solutions to customers with varieties of needs for the testamentary services, through entering into the agency agreement with Chuo Mitsui, who is among top tier in testamentary-related business.

Chuo Mitsui will be able to broaden its field in testamentary-related businesses through having opportunities to provide solutions to the customers of the Nikko Cordial.

[For inquiries concerning this matter]
Public Relations Group
Planning and Coordination Department
Phone: +81-3-5232-8827